

October 20, 2014

Via E-mail
Mr. Yuen Ching Ho
Chief Financial Officer
Nova LifeStyle, Inc.
6565 E. Washington Blvd.
Commerce, CA 90040

>   **Re: Nova LifeStyle, Inc.**
>   **Form 10-K**
>   **Filed March 31, 2014**
>   **File No. 1-36259**

Dear Mr. Ho:

We have reviewed your response dated October 8, 2014, and have the following comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2013

Note 11 – Income Taxes and Other Taxes (Receivable) Payable, page F-22

1. We have read your response to comment 10 in our letter dated September 12, 2014. Please revise future filings to disclose the materiality of the transfer pricing adjustment on your effective tax rate for the periods presented.

Form 10-Q for the period ended June 30, 2014

Note 15 – Stockholders' Equity, page 18

2. We have read your response to comment 11 in our letter dated September 12, 2014. We note your analysis provided in Exhibit 1 does not address ASC 815-40-25. Therefore, please tell us what kind of settlement the Series A, Series B, Series C and Placement

Agent Warrants issued in connection with the April 14, 2014 Securities Purchase Agreement requires pursuant to ASC 815-40-25, i.e., net cash settlement or physical settlement. Also in that regard, your consideration of the factors in 815-40-25-7 through 25-35 should be explained. Regarding 815-40-15-7D, you indicate that the warrants are not indexed to the Company's own stock because the strike price is not fixed. Please address the second part of 15-7D which states: " If the instrument's strike price or the number of shares used to calculate the settlement amount are not fixed, the instrument (or embedded feature) shall still be considered indexed to an entity's own stock if the only variables that could affect the settlement amount would be inputs to the fair value of a fixed-for-fixed forward or option on equity shares." Paragraph 15-7E then explains that the strike price of the instrument is one such fair value input. We may have further comment.

You may contact Jenn Do at (202) 551-3743, Al Pavot at (202) 551-3738, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief